[Reference Translation]
April 20, 2011
To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning the Effect of the Great East Japan Earthquake
on Toyota’s Production in China

As Toyota Motor Corporation (TMC) continues to address its production situation following the March 11 Great East Japan Earthquake, it has decided that vehicle production in China will be carried out at 30 percent to 50 percent of normal from April 21 through June 3 due to parts supply difficulties. Parts plants are to alter their operations accordingly.
Related to this production adjustment, Toyota-related plants in China will observe the annual July summer holiday period early, from the end of April through the beginning of May.
A decision on production after June 3 will depend on the parts-supply situation.

If there are any new developments concerning these matters, TMC will display the new information on its homepage and make additional disclosures as appropriate.